                     [SCHULTE ROTH & ZABEL LLP LETTERHEAD]

                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000
                               fax (212) 593-5955

                                   www.srz.com

 Writer's Direct Number                                 Writer's E-mail Address
(212) 756-2497                                          james.nicoll@srz.com

                                October 26, 2006

By EDGAR
--------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Brigitte Lippmann

     Re:  RathGibson, Inc. -- Registration Statement on Form S-4
          File No. 333-134875 (the "Registration Statement")
          ------------------------------------------------------

Dear Ms. Lippmann:

     On behalf of RathGibson, Inc. (the "REGISTRANT"), we have filed simultaneously by EDGAR Amendment No. 2 to the above-referenced Registration
Statement ("AMENDMENT NO. 2") addressing comments contained in the Comment
Letter (as defined below). We note that the appropriate filing fee was previously sent by the Registrant to the Securities and Exchange Commission by
wire transfer.

     This letter is in response to the comments of the Staff set forth in its letter dated October 18, 2006, concerning Amendment No. 1 to the Registration
Statement (the "COMMENT LETTER"). For the convenience of the Staff, we have repeated each of the Staff's comments in italics immediately above our response to the corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

     Our responses to the Staff's comments set forth in the Comment Letter are as follows:

General
-------

     1.   IT DOES NOT APPEAR THAT THE FORM S-4 HAS BEEN FILED ON EDGAR FOR
          GREENVILLE TUBE COMPANY AS AN ADDITIONAL REGISTRANT. PLEASE FILE YOUR
          NEXT AMENDMENT FOR ALL REGISTRANTS.

Securities and Exchange Commission
October 26, 2006

     Amendment No. 2 has been filed on behalf of RathGibson, Inc. and
Greenville Tube Company.

Risk Factors, page 11
---------------------

To service our indebtedness ... page 12
---------------------------------------

     2.   WE NOTE YOUR RESPONSE TO PRIOR COMMENT 9. QUANTIFY YOUR ANNUAL DEBT
          SERVICE OBLIGATIONS.

     The revision requested by the Staff has been made.

Compliance with and changes in environmental ... page 18
--------------------------------------------------------

     3.   WE NOTE YOUR DISCLOSURE REGARDING YOUR CLARKSVILLE ARKANSAS FACILITY.
          PLEASE PROVIDE MORE DETAILED DISCLOSURE IN THE BUSINESS SECTION AS
          REQUIRED BY INSTRUCTION 5 TO ITEM 103 OF REGULATION S-K.

     The revision requested by the Staff has been made.

Management's Discussion and Analysis
------------------------------------

Results of Operations, page 44
------------------------------

     4.   PLEASE DO NOT PRESENT OR DISCUSS THE COMBINED RESULTS OF YOUR
          PREDECESSORS AND THE SUCCESSOR. IT IS MORE APPROPRIATE TO DISCUSS THE
          SEPARATE HISTORICAL RESULTS OF EACH. PLEASE REVISE YOUR MD&A
          ACCORDINGLY.

     The revisions requested by the Staff have been made.

Expiration Date; Extensions, Amendment, page 59
-----------------------------------------------

     5.   WE NOTE YOUR RESPONSE TO PRIOR COMMENT 28. PLEASE REVISE YOUR
          DISCLOSURE TO CLARIFY THAT YOU ARE REFERRING TO THE RIGHT TO DELAY
          ACCEPTANCE ONLY DUE TO AN EXTENSION OF THE EXCHANGE OFFER.

     The revision requested by the Staff has been made.

RathGibson, Inc. Audited Financial Statements
---------------------------------------------

Note 2.  Summary of Significant Accounting Policies
---------------------------------------------------

Goodwill and Other Intangible Assets, page F-8
----------------------------------------------

     6.   WE NOTE YOUR RESPONSE TO PRIOR COMMENT 18. IT IS UNCLEAR HOW YOU
          DETERMINED THE APPROPRIATE AMORTIZATION PERIODS FOR YOUR CUSTOMER
          LISTS. WE REMIND YOU THAT PARAGRAPH 11 OF SFAS 142 STATES THAT THE
          USEFUL LIFE OF AN INTANGIBLE ASSET TO AN ENTITY IS THE PERIOD OVER
          WHICH THE ASSET IS EXPECTED TO CONTRIBUTE DIRECTLY OR INDIRECTLY TO
          YOUR FUTURE CASH FLOWS. YOU STATE THAT OTHER INTANGIBLE ASSETS,
          CONSISTING PRIMARILY OF CUSTOMER LISTS ARE

Securities and Exchange Commission
October 26, 2006

          AMORTIZED PRINCIPALLY BY THE STRAIGHT-LINE METHOD OVER THEIR ESTIMATED
          USEFUL LIVES OF 40 YEARS. ON PAGE F-27 IN YOUR INTERIM FINANCIAL
          STATEMENTS, YOU STATE THAT THE ESTIMATED USEFUL LIVES OF CUSTOMER
          LISTS - SMALL WAS 7 YEARS AND CUSTOMER LISTS - LARGE WAS 20 YEARS.
          PLEASE FURTHER ADVISE HOW YOU ORIGINALLY DETERMINED 40 YEARS WAS
          APPROPRIATE FOR ALL CUSTOMER LISTS AND SUBSEQUENTLY DETERMINED 20
          YEARS WAS APPROPRIATE FOR LARGE CUSTOMER LISTS. PROVIDE US WITH A
          DETAIL OF YOUR LARGE CUSTOMER LISTS AS OF JULY 31, 2006 WITH
          CORRESPONDING AMOUNTS RECORDED AS WELL AS A DETAIL OF YOUR CUSTOMER
          LISTS AS OF JANUARY 31, 2006 WITH CORRESPONDING AMOUNTS RECORDED. FOR
          EACH SIGNIFICANT CUSTOMER LIST, PLEASE PROVIDE US WITH A DETAILED
          EXPLANATION OF HOW YOU DETERMINED THESE CUSTOMER LISTS WOULD
          CONTRIBUTE TO YOUR FUTURE CASH FLOWS FOR 20 YEARS AND 40 YEARS.

In connection with the acquisition of the Registrant in 1991, the Registrant determined that the estimated useful life of customer lists - large was 40 years and customer lists - small was 5 years. In 1995, the Registrant was acquired by
Liberty Partners and the Registrant determined that the net book value of the customer lists - large approximated fair value and the estimated useful life was
36 years, calculated by subtracting the 4 years that had passed since the original determination of 40 years in 1991.

As of January 31, 2006, the only remaining net book value is related to customer lists - large; the customer lists - small had been fully amortized. For financial statement disclosure purposes, the Registrant rounded the estimated useful life of 36 years for the customer lists - large to 40 years.

On February 7, 2006 (date of the Acquisition), the Registrant preliminarily determined the estimated use life (i.e., the period of time over which the customer list existing at the time of the acquisition is estimated to contribute to the Registrant's cash flows) of customer lists - large was 20 years, based on the following quantitative and qualitative factors of the top 21 customers, which represents customers with sales exceeding $1.6 million for fiscal 2006 and accounts for approximately 60% of net sales of the Registrant:

(i)      top 2 customers, accounting for 25% of the fiscal 2006 net sales of the
         Registrant, have been customers of the Registrant for a weighted average of 20 years;

(ii)     top 19 customers, accounting for 34% of the fiscal 2006 net sales of the Registrant, have been customers of the Registrant for up to 29 years;

(iii)    top 21 customers have a weighted average years of service with the
         Registrant of approximately 19 years;

(iv)     25 years remained from the estimated useful life of the original customer lists - large, which was established in 1991;

(v)      changes in the global economy since 1991;

(vi)     the Registrant is a recognized market leader for the majority of products it manufacturers, having been in business for over 50 years;
         the quality and longevity of the Registrant's products is
         substantiated by 20 years of corrosion data and the Registrant believes that its customer base would be hesitant to purchase products that have not been rigorously tested due to the mission critical end use of many of the Registrant's products.

The preliminary estimates of customer lists - large and estimated useful lives may change once more analysis of the detail customer information is developed through appraisals and valuation studies to be provided by third party valuation specialists engaged by the Registrant. The Registrant will consider the results of the valuations obtained in finally concluding on the estimated useful lives of the customer lists. Such valuations will be completed prior to the end of fiscal 2007, at which time changes, if any, in the preliminary estimates of the purchase price allocation will be reflected in the financial statements.

Securities and Exchange Commission
October 26, 2006

The following is the detail of customer lists - large as of January 31, 2006, which was originally established in 1991:

                                        Gross          Years of
Customer Name                           Value          Service
---------------------------------- ----------------  -------------
                                   (in thousands)
Customer 1                                 $ 2,765            >15
Customer 2                                   3,916            <15
Customer 3                                     354            <15
Customer 4                                   2,810            >15
Customer 5   .                                 381            >15
Customer 6                                     780            >15
Customer 7                                     435             21
Customer 8                                     109            >15
Customer 9                                   1,614            >15
Customer 10                                    426             26
Customer 11                                    109            <15
Customer 12                                     18            >15
Customer 13                                    789            >15
Customer 14                                     82            >15
Customer 15                                     73            >15
Customer 16                                    490            >15
Customer 17                                    562            >15
Customer 18                                    154            >15
Customer 19                                    462            >15
Customer 20                                    526            >15
Customer 21                                    480            >15
Customer 22                                     36            >15
Customer 23                                    661            >15
Customer 24                                     82            <15
Customer 25                                    271            <15
Customer 26                                     82            >15
Customer 27                                    135            >15
                                   ----------------
                                        $   18,602
                                   ================

The following is the detail of customer lists - large as of July 31, 2006:

                                                                      Weighted
                                                                      Average
                                             Gross        Years of    Years of
Rank    Customer Name                        Value        Service     Service
----    -------------                        -----        -------     -------
                                         (in thousands)
  1     Customer  7                          $ 11,745         21         5.27
  2     Customer 28                             8,120         19         3.30
  3     Customer 29                             3,462         21         1.55
  4     Customer 10                             2,852         26         1.58
  5     Customer 30                             2,269         24         1.16
  6     Customer 31                             2,237         13         0.62
  7     Customer 32                             1,461         10         0.31
  8     Customer 33                             1,332         21         0.60
  9     Customer 34                             1,281         11         0.30
 10     Customer 35                             1,211          3         0.08
 11     Customer 36                             1,157         23         0.57
 12     Customer 37                             1,141         23         0.56
 13     Customer 38                             1,134          2         0.05
 14     Customer 39                             1,100         29         0.68
 15     Customer 40                             1,062          3         0.07
 16     Customer 41                             1,056         29         0.65
 17     Customer 42                             1,030         25         0.55
 18     Customer 43                               913         24         0.47
 19     Customer 44                               759         28         0.45
 20     Customer 45                               750         13         0.21
 21     Customer 46                               743          8         0.13
                                           ----------                   -----
                                           $   46,815                   19.16
                                           ==========                   =====

Securities and Exchange Commission
October 26, 2006

Note 9.  Stockholders' Equity, page F-l3
----------------------------------------

     7.   WE NOTE YOUR RESPONSE TO PRIOR COMMENT 43. PLEASE TELL US THE FAIR
          VALUE OF YOUR COMMON STOCK AS OF MARCH 7, 2004. PLEASE ALSO TELL US
          HOW YOU ARRIVED AT THIS FAIR VALUE. YOUR EXPLANATION SHOULD INCLUDE A
          SUMMARY OF SIGNIFICANT ESTIMATES AND ASSUMPTIONS USED TO ARRIVE AT
          THIS FAIR VALUE AS WELL AS YOUR BASIS FOR USING THESE ESTIMATES AND
          ASSUMPTIONS.

The fair value of the Registrant's common stock at March 7, 2004, as calculated pursuant to an EBITDA multiple of 6x less outstanding debt used by the Board of
Directors at January 31, 2004, was de minimus. As the EBITDA multiple less outstanding debt used by the Board of Directors has historically been used to purchase shares of stock from other owners, the Registrant believes the EBITDA multiple less outstanding debt was appropriate for these purposes. Additionally, the EBITDA multiple used by Castle Harlan, Inc. in the Acquisition was approximately 6.1, which supports the use of the EBITDA multiple used by the
Board of Directors. The increase in the purchase price per equity share between
2004 and 2006 is due to the hiring of a new executive team that implemented a comprehensive set of operational initiatives at the Registrant's Janesville,
Wisconsin facility, which enhanced its efficiency and profitability. These included improved purchasing activities, the reduction of scrap generation and the upgrading of equipment to increase throughput and reduce labor costs. The
Registrant believes the analysis performed at January 31, 2004 was acceptable to use to determine the fair value of the shares at March 7, 2004 as the
Registrant's results had not substantially changed between January 31, 2004 and
March 7, 2004. The fair value was calculated by applying an EBITDA multiple of
6x, as prescribed by the Board of Directors, to the Registrant's fiscal 2004 results less outstanding debt as of January 31, 2004. The calculation is as follows (in thousands):

  FAIR VALUE AT JANUARY 31, 2004:
      EBITDA for the twelve months ended January 31,
        2004                                                    $    20,044
      Multiple                                                         6.00
                                                                ------------
                                                                    120,264
      Less: debt outstanding at January 31, 2004                   (154,453)
                                                                ------------
      Fair value, not less than zero                            $         -
                                                                ============

RathGibson, Inc. Interim Financial Statements
---------------------------------------------

Note 3.  Basis of Presentation, page F-24
-----------------------------------------

     8.   PLEASE DISCLOSE WHY YOU ARE PROVIDING SEPARATE PRESENTATION OF
          PREDECESSOR AND SUCCESSOR ENTITIES TO HELP READERS UNDERSTAND YOUR
          PRESENTATION.

      The revision requested by the Staff has been made.

Note 10.  Stockholders' Equity (Deficiency), page F-28
------------------------------------------------------

     9.   PLEASE TELL US HOW YOU DETERMINED THE APPROPRIATE AMOUNT OF
          COMPENSATION EXPENSE TO RECORD RELATED TO YOUR STOCK OPTIONS AND
          PHANTOM RIGHTS, WITH REFERENCE TO THE APPLICABLE ACCOUNTING
          LITERATURE. YOUR EXPLANATION SHOULD ALSO INCLUDE A SUMMARY OF ANY
          SIGNIFICANT ESTIMATES AND ASSUMPTIONS USED TO DETERMINE THE
          APPROPRIATE AMOUNT OF COMPENSATION EXPENSE AS WELL AS YOUR BASIS FOR
          USING THESE ESTIMATES AND ASSUMPTIONS.

The total compensation expense disclosed in Note 10 is summarized as follows:

      Stock Option Plan                                         $   53,809
      Phantom Rights Plan                                        3,188,045
      Cash Incentives                                            3,373,213
                                                                ----------
                                                                $6,615,667
                                                                ==========

Securities and Exchange Commission
October 26, 2006

Stock Option Plan
-----------------

The Registrant accounted for its stock options under APB 25. In July 2005 (the date of grant for 256 stock options), the Registrant determined the compensation expense to be immaterial and no amount was recorded for financial statement purposes. On February 7, 2006 (date of the Acquisition), the Registrant settled these stock options in cash and as prescribed by paragraph 11 of APB 25, recorded compensation expense of $53,809, calculated as follows:

      Number of Stock Options                                          256
      Purchase price per equity share           $ 338.76
      Less: exercise price per share             (128.57)       $   210.19
                                                --------        ----------
          Total compensation expense                            $   53,809
                                                                ==========

Phantom Rights Plan
-------------------

Under APB 25 and FIN 38, the Registrant had recognized compensation expense, related to the Phantom Rights Plan, of $3,188,645 in connection with the sale of the company to an of affiliate Castle Harlan, Inc., calculated as follows:

      Number of Phantom Rights                                       9,375
      Purchase price per equity share                           $   338.76
                                                                ----------
                                                                 3,175,875
      Employer portion of Medicare tax                              12,770
                                                                ----------
          Total compensation expense                            $3,188,645
                                                                ==========

            Amendment No. 2 to the Registration Statement was filed by the
Registrant in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 2 to the Registration
Statement.

            If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212)
756-2497 or Michael R. Littenberg of this firm at (212) 756-2524.

                                            Very truly yours,

                                            /s/ James Nicoll

                                            James Nicoll

cc:   Barry Nuss, RathGibson, Inc.
      Michael Littenberg, Schulte Roth & Zabel LLP